

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Neelesh Kalani
Chief Financial Officer
ORRSTOWN FINANCIAL SERVICES INC
77 East King Street
P.O. Box 250
Shippensburg, PA 17257

> **Re: ORRSTOWN FINANCIAL SERVICES INC**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 15, 2021**
> **File No. 001-34292**

Dear Mr. Kalani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance